
April 25, 2023

Frederick Vogt, Ph.D, J.D.
Interim Chief Executive Officer and President, General Counsel
IOVANCE BIOTHERAPEUTICS, INC.
825 Industrial Road, Suite 400
Can Carlos, CA 94070

      Re: IOVANCE BIOTHERAPEUTICS, INC.
           Preliminary Revised Schedule 14A
           Filed April 19, 2023
           File No. 001-36860

Dear Frederick Vogt:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences